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                      [Husch & Eppenberger LLC letterhead]


                                 August 10, 2005

VIA EDGAR TRANSMISSION
Ms. Abby Adams
Special Counsel, Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

         Re:      JOHN Q. HAMMONS HOTELS, INC. - PRELIMINARY PROXY STATEMENT ON
                  SCHEDULE 14A, FILED JULY 1, 2005, AS AMENDED AUGUST 10, 2005

                  SCHEDULE 13E-3 FILED BY JOHN Q. HAMMONS HOTELS, INC.; JOHN Q. HAMMONS, REVOCABLE TRUST OF JOHN Q. HAMMONS; HAMMONS, INC.; JQH ACQUISITION LLC AND JQH MERGER CORPORATION, FILED JULY 5, 2005, AS AMENDED AUGUST 10, 2005

Dear Ms. Adams:

         On behalf of John Q. Hammons Hotels, Inc. (the "company"), I am writing to respond to the comments of the staff (the "staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") set forth in your letter dated August 5, 2005 with respect to the above-referenced filing (the "comment letter"). This letter and the amendments to the proxy statement on Schedule 14A and the transaction statement on Schedule 13E-3 referenced above are being filed with the Commission electronically today.

         In addition to the EDGAR filing, we are delivering via courier a hard copy of this letter, along with:

      o a clean courtesy copy of each of the amended preliminary proxy statement and Schedule 13E-3,

      o one copy of each of those documents marked to show changes from the initial filings, and

      o the materials being provided supplementally in connection with the company's response to comment number 22.



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Ms. Abby Adams
August 10, 2005
Page 2


Under separate cover, Lehman Brothers is delivering on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, information in connection with the response to comment number 6.

         For ease of reference, each of the staff's comments is reproduced below in its entirety in bold, followed by the corresponding response.

PRELIMINARY PROXY STATEMENT

1. WE REMIND YOU TO FILE, ON THE DATE OF FIRST USE, ANY WRITTEN COMMUNICATIONS RELATING TO THE PROPOSED TRANSACTION THAT ARE REASONABLY VIEWED AS SOLICITING MATERIAL. SEE EXCHANGE ACT RULE 14a-12. FOR EXAMPLE, IT DOES NOT APPEAR THAT YOU FILED THE MAY 25 AND JUNE 3, 2005 PRESS RELEASES, INCLUDED AS EXHIBITS TO THE SCHEDULE 13E-3, AS SOLICITING MATERIALS.

Response: We confirm that any future written communications that constitute "soliciting material" under the applicable rules will be filed with the appropriate Schedule 14A cover page. The company did not view the press releases referenced in your comment number 1 as material "reasonably designed to, or has the effect of, informing the public or security holders in general about the" merger. Because certain potential acquiring parties had made periodic announcements regarding the status of discussions with Mr. Hammons in prior months, and because the acquiring entity had engaged in conversations with certain shareholders, the company felt that it was important to provide frequent status updates as its board of directors became aware of developments, even where the company was not involved in the discussions or agreements.

The press release issued by the company on May 25, 2005, announced an agreement between Mr. Hammons and the acquiring entity, but the company was (and is) not a party to that agreement. The board approved that agreement because Mr. Hammons is required, under the provisions of the applicable charter documents of the company and the limited partnership for which the company serves as the general partner, to secure board approval of any agreement related to the potential transfer of his ownership interest. In addition, board approval was sought for purposes of Section 203 of the Delaware General Corporation Law. The press release dated June 3, 2005, did not announce the transaction, but rather announced only that the company's board of directors had received a proposed merger agreement from the acquiring entity, as well as additional proposed agreements between Mr. Hammons and that entity. As of the date of that press release, the company's board of directors had not reviewed or considered the merger



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Ms. Abby Adams
August 10, 2005
Page 3


agreement and had made no determination as to whether to proceed with that or another transaction.

2. WE NOTE THAT MR. EILIAN WILL HAVE A SIGNIFICANT INTEREST IN THE SURVIVING ENTITY AND IS PROVIDING FINANCING FOR THE TRANSACTION. PLEASE PROVIDE US YOUR DETAILED ANALYSIS REGARDING WHY MR. EILIAN IS NOT AN AFFILIATE ENGAGED IN THIS RULE 13e-3 TRANSACTION. REFER TO SECTION II.
         D. 3. OF YOUR CURRENT ISSUES OUTLINE, PUBLICLY AVAILABLE ON OUR WEBSITE, WWW.SEC.GOV, FOR FURTHER GUIDANCE REGARDING WHEN A PURCHASER BECOMES AN AFFILIATE OF THE ISSUER. ALSO NOTE THAT IN DETERMINING THE APPROPRIATE FILING PERSONS, THE STAFF WILL LOOK THROUGH A NEWLY-FORMED ACQUISITION VEHICLE; THEREFORE BOTH THE ACQUISITION VEHICLE AND THE ENTITY OR PERSON WHO FORMED IT WILL HAVE SCHEDULE 13E-3 FILING OBLIGATIONS.

Response: The parties based the determination not to include Mr. Eilian as a filing person for the Schedule 13E-3 on two factors: (1) management of the company is not "on both sides" of the transaction as in a traditional management buy out, and (2) neither Mr. Eilian nor JQH Acquisition LLC (or its affiliates) hold any company shares.

No current officer or director of the company (other than Mr. Hammons) will have a position or ownership interest in the surviving entity or its parent company. Mr. Hammons will have no officer or director or similar position with the company or the acquiring entities. His ownership interest will consist solely of a preferred interest redeemable at certain times and upon certain events in the future, at a fixed amount. Mr. Hammons will have no control of the company or its parent; he will have only the right to manage specified hotels under a management agreement with the company.

Although JQH Acquisition LLC has entered into agreements with certain company stockholders under which they agree to vote in favor of the merger, neither that entity nor Mr. Eilian has any voting power or any right to direct the votes of others. Instead, if a stockholder votes against the merger in violation of his or her agreement with JQH Acquisition, JQH Acquisition would have contractual remedies against that stockholder, but does not have the power to vote the shares.

Those factors influenced the determination of the parties to file the Schedule 13E-3 without including Mr. Eilian as a filing party. As the sole owner of JQH Acquisition LLC, however, Mr. Eilian has indicated that he is willing to be deemed a filing person, and he is included in the amended Schedule 13E-3 as such.



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Ms. Abby Adams
August 10, 2005
Page 4


SUMMARY TERM SHEET, PAGE 1

3. YOUR SUMMARY TERM SHEET AND Q&A TOGETHER ARE 12 PAGES LONG. PLEASE REVIEW THESE SECTIONS TO COMPLY WITH ITEM 1001 OF REGULATION M-A AND THE INSTRUCTIONS TO THAT ITEM, AS REQUIRED BY ITEM 1 OF SCHEDULE 13E-3. ALSO SEE PART II.F.2. A OF SECURITIES ACT RELEASE NO. 7760 (OCTOBER 22,
         1999). IN DOING SO PLEASE REVISE THE INTRODUCTION TO DISCLOSE, AND TO CLARIFY THAT YOU HAVE DISCLOSED A SUMMARY OF THE MOST MATERIAL TERMS OF THE TRANSACTION. THE SUMMARY SHOULD DISCLOSE EACH FILING PERSON'S FAIRNESS DETERMINATION, THE FILING PERSONS' PURPOSES OF, REASONS FOR AND EFFECTS OF THE TRANSACTION (INCLUDING TAX EFFECTS ON ALL RELATED PARTIES), THE AMOUNT OF THE TERMINATION FEES ASSOCIATED WITH THE TRANSACTION, AND ALL CONFLICTS OF INTEREST. IN ADDITION, THE SUMMARY TERM SHEET SHOULD BEGIN ON THE FIRST OR SECOND PAGE OF THE DISCLOSURE DOCUMENT PROVIDED TO SECURITY HOLDERS. IN THIS REGARD WE NOTE THAT YOU ADDRESS MANY OF THE MATERIAL TERMS OF THE TRANSACTION IN THE FORM OF A Q&A. NOTE THAT YOUR SUMMARY TERM SHEET SHOULD REPLACE THIS SECTION, AS ALL OF THESE TERMS SHOULD BE ADDRESSED BRIEFLY IN ONE SECTION AT THE FRONT OF THE DOCUMENT. FINALLY, PLEASE MOVE THE TABLE OF CONTENTS BEHIND THE SUMMARY TERM SHEET.

Response:  We have revised the disclosure in the proxy statement as requested.

4. ALSO REVISE THE SUMMARY TERM SHEET TO CLARIFY THE NUMBER AND PERCENTAGE OF AFFIRMATIVE NOTES NEEDED TO APPROVE THE TRANSACTION.

Response:  We have revised the disclosure in the proxy statement as requested.

5. WE NOTE THAT THE SHAREHOLDER GROUP HAS AGREED TO VOTE THEIR SHARES IN FAVOR OF THE TRANSACTION, AS DISCUSSED HERE AND DISCLOSED IN THE BENEFICIAL OWNERSHIP TABLE. REVISE AN APPROPRIATE SECTION OF THE DOCUMENT TO EXPLAIN THE PURPOSE AND CONTENT OF THIS AGREEMENT AND HOW IT RELATES TO THE SHAREHOLDERS SUIT. IT APPEARS THAT THE AGREEMENT SHOULD BE DISCLOSED IN RESPONSE TO ITEM 1005(e) OF THE SCHEDULE 13E-3 AND FILED AS AN EXHIBIT TO THE SCHEDULE 13E-3 AS REQUIRED BY ITEM 1016(d) OF REGULATION M-A.

Response: We have added additional disclosure regarding the voting agreements and filed the agreements as exhibits to the Schedule 13E-3. We note that JQH Acquisition LLC stated that it entered into letter agreements with certain of the company's stockholders in order to obtain



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Ms. Abby Adams
August 10, 2005
Page 5


support for its proposal to the company of the acquisition of the company's shares. The company is not a party to those agreements and was not involved in the discussions with the stockholders who entered into the agreements. There is no relationship between the agreements and the shareholder suit, as the persons who entered into the agreements with JQH Acquisition LLC are not parties to any pending action against the company.

BACKGROUND OF THE MERGER, PAGE 15

6. EACH PRESENTATION, DISCUSSION OR REPORT BY LEHMAN BROTHERS DURING THE COURSE OF THE MEETINGS YOU DESCRIBE MUST BE SUMMARIZED IN CONSIDERABLE DETAIL AND FILED AS EXHIBITS PURSUANT TO ITEM 9 OF SCHEDULE 13E-3. THIS INCLUDES PRELIMINARY AND FINAL REPORTS, AS WELL AS ORAL AND WRITTEN REPORTS. FOR EXAMPLE, IT APPEARS THAT LEHMAN BROTHERS MADE MULTIPLE PRESENTATIONS OVER THE COURSE OF ITS ENGAGEMENT, SUCH AS AT THE SPECIAL COMMITTEE MEETINGS ON DECEMBER 6 AND DECEMBER 29, 2004 AND ON JUNE 14, 2005. PLEASE SUMMARIZE EACH REPORT AND FILE ALL WRITTEN REPORTS AS EXHIBITS TO THE SCHEDULE 13E-3.

Response: We have filed the Lehman Brothers June 14, 2005 report as an exhibit to the Schedule 13E-3 but do not believe that the interests of the company's unaffiliated stockholders would be served by expanding the discussion of the December 6, 2004 and December 29, 2004 presentations by Lehman Brothers, or by filing those earlier presentations as exhibits.

We believe that the company's disclosure in the amended filings made today complies with the requirements of Items 8, 9 and 16 of Schedule 13E-3 (and Items 1014(c), 1015 and 1016 of Regulation M-A), as well as the staff's guidance on the application of these requirements to going private transactions included in the Charles L. Ephraim no-action letter dated September 30, 1987 and in Meyers Parking System, Inc. (Exchange Act Release 26069):

         o REQUIREMENTS. Item 8 of Schedule 13E-3 and Item 1014(d) of Regulation M-A require disclosure regarding retention of any "unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report CONCERNING THE FAIRNESS OF THE TRANSACTION" (emphasis added).
                  Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A require a description of "any report, opinion ... or appraisal from an outside party that is MATERIALLY RELATED TO THE RULE 13E-3 TRANSACTION..." (emphasis added). Item 16 of Schedule 13E-3 and Item 1016(c) require filing of reports referred to in those items.

         o INAPPLICABILITY OF REQUIREMENTS TO DECEMBER 2004 PRESENTATIONS. The December 6, 2004 and December 29, 2004 presentations by Lehman Brothers do not fall within either category (Item 1014(d) or Item 1015), as neither document concerns the fairness of the transaction at hand or materially relates to that transaction. The December 6, 2004, presentation to the special committee analyzed an offer from a different buyer that was significantly different from the 13E-3 transaction in structure, in the allocation of consideration between the JQH Stockholders and the unaffiliated stockholders, and in pricing ($13 per share, less than 55% of the merger consideration of $24 per share). The December 29, 2004 presentation analyzed a $21 per share offer from another potential buyer, but contained no relevant information not included in the June 14, 2005 presentation. In fact, some of the material in the December 2004 presentations should not be relied upon in light of the passage of time. Lehman Brothers did not deliver a written opinion at the time of either of the December 2004 presentations. The company believes it could be misleading, and at best confusing, to the stockholders to provide the December 2004 presentations with out-of-date information.

         o JUNE 14, 2005 PRESENTATION SELF-CONTAINED. The June 14, 2005 presentation is self-contained, and does not rely on information included in either of the December 2004 presentations. The June 14, 2005 presentation provides stockholders with a means to assess the adequacy of the merger consideration and to evaluate the basis for Lehman Brothers' valuation. That presentation and analysis are described in extensive detail in the proxy statement and the presentation is filed as an exhibit to the Schedule 13E-3. All material findings of Lehman Brothers were presented to the special committee in the June 14, 2005 meeting. The factual data and analysis of that data in the December 2004 presentations were superseded by more current data and analysis in the June 14, 2005 presentation.

         o DIFFERENCES FROM MEYERS PARKING. The facts underlying the company's situation are very different from the Meyers Parking transaction, which centered on third party appraisals of the issuer's assets that had been provided to the issuer's financial advisor, Bear Stearns. The staff concluded in Meyers Parking that disclosure of these appraisals would provide stockholders with a means to assess the merger price. In the company's situation, any information helpful to the unaffiliated stockholders in making a determination regarding the proposed merger consideration is included in the June 14, 2005 presentation by Lehman Brothers.

         o DISTINCTIONS FROM CHARLES EPHRAIM. In Ephraim, the staff focused on information "relevant to the consideration to be offered to shareholders or the fairness of the transaction." The December 2004 presentations do not fit within that characterization, as they relate to different transactions and different consideration. We do not believe that adding to the length of the disclosure document or expanding the exhibits to include the older (and now irrelevant) presentations would provide additional helpful information to stockholders, but instead would merely add bulk to the information provided.

Based on the facts and circumstances described above, the company believes that the December 2004 presentations are not materially related to the 13E-3 transaction, and we respectfully request that the staff not require filing or expanded disclosure of those presentations.



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Ms. Abby Adams
August 10, 2005
Page 6


For your information and review, Lehman Brothers is providing copies of its December 6, 2004 and December 29, 2004 presentations supplementally and confidentially to the staff under separate cover, as noted above.

7. PLEASE REVISE THIS SECTION TO CLARIFY THE ROLE OF THE SPECIAL COMMITTEE AND THE SCOPE OF THEIR DUTIES AND ON WHOSE BEHALF THE COMMITTEE ACTS. ALSO, PLEASE CLARIFY ANY CHANGES IN THESE FACTORS OVER TIME. IN ADDITION, WE NOTE THAT THE SPECIAL COMMITTEE MAY WAIVE THE PROVISION THAT THE TRANSACTION BE APPROVED BY THE MAJORITY OF THE MINORITY OF THE VOTES CAST, IF IT WOULD BE IN THE BEST INTERESTS OF THE COMPANY, RATHER THAN THE UNAFFILIATED SECURITY HOLDERS. WITH A VIEW TOWARD DISCLOSURE, TELL US HOW YOU WILL INFORM SECURITY HOLDERS OF THE SPECIAL COMMITTEE'S DECISION TO WAIVE THIS REQUIREMENT.

Response: We have revised this disclosure as requested, and included disclosure that, if the special committee waives the requirement that the transaction be approved by the majority of the minority of the votes cast, the company will issue a press release to announce that decision and will concurrently file a Form 8-K to make that announcement.

SPECIAL FACTORS, PAGE 12

8. EXPAND THIS SECTION TO DISCUSS IN DETAIL EACH FILING PERSONS' PURPOSE FOR ENGAGING IN THE TRANSACTION, AND THE REASONS FOR UNDERTAKING THE TRANSACTION NOW, AS OPPOSED TO OTHER TIMES IN THE COMPANY'S OPERATING HISTORY. CONSIDER INSTRUCTION 1 TO ITEM 1013 OF REGULATION M-A IN DRAFTING YOUR DISCLOSURE.

Response:  We have revised the disclosure in the proxy statement as requested.

REASONS FOR THE BOARD'S RECOMMENDATION:  FACTORS CONSIDERED, PAGE 28

9. GENERALLY, THE FACTORS OUTLINED IN INSTRUCTION 2 TO ITEM 1014 ARE CONSIDERED RELEVANT IN ASSESSING THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED IN A GOING PRIVATE TRANSACTION. TO THE EXTENT ANY OF THE LISTED FACTORS WAS NOT DEEMED RELEVANT IN THE CONTEXT OF THIS TRANSACTION, OR WAS GIVEN LITTLE WEIGHT, THIS IN ITSELF MAY BE AN IMPORTANT PART OF THE DECISION-MAKING PROCESS THAT SHOULD BE EXPLAINED FOR SHAREHOLDERS. IN THIS REGARD, IT DOES NOT APPEAR THAT YOU HAVE ADDRESSED LIQUIDATION VALUE, NET BOOK VALUE, CURRENT AND HISTORICAL MARKET PRICES OR OTHER FIRM OFFERS.



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Ms. Abby Adams
August 10, 2005
Page 7


         PLEASE REVISE THIS SECTION ACCORDINGLY. SEE Q&A NO. 20 IN SEC RELEASE NO. 17719 (APRIL 13, 1981).

Response:  We have revised the disclosure in the proxy statement as requested.

10. REVISE THIS SECTION AND THE FOLLOWING TWO SECTIONS TO SPECIFICALLY ADDRESS HOW EACH FILING PERSON REACHED HIS OR HER PROCEDURAL FAIRNESS DETERMINATION DESPITE THE ABSENCE OF EACH PROCEDURAL SAFEGUARD IN ITEM 1014 OF REGULATION M-A. SEE Q&A NO. 21 IN EXCHANGE ACT RELEASE NO. 17719 (APRIL 13, 1981). IN THIS REGARD, WE NOTE THAT THE MAJORITY OF THE MINORITY PROVISION APPLIES WITH RESPECT TO SECURITY HOLDERS VOTING ON THE TRANSACTION, RATHER THAN WITH RESPECT TO ALL OUTSTANDING SHARES, AS CONTEMPLATED BY ITEM 1014(c) OF REGULATION M-A.

Response:  We have revised the disclosure in the proxy statement as requested.

11. WE NOTE THAT YOU HAVE DEFINED THE TERM "UNAFFILIATED STOCKHOLDERS" IN THE SUMMARY, BUT THE BOARD'S FAIRNESS DETERMINATION IS PROVIDED WITH RESPECT TO THE "STOCKHOLDERS." PLEASE REVISE THIS SECTION TO DISCLOSE THE BOARD'S PROCEDURAL AND SUBSTANTIVE FAIRNESS DETERMINATION WITH RESPECT TO THE UNAFFILIATED STOCKHOLDERS, AS REQUIRED BY ITEM 1014(a) OR REGULATION M-A.

Response:  We have revised the disclosure in the proxy statement as requested.

POSITION OF ACQUISITION AND MERGER SUB, PAGE 29

12. REVISE THIS SECTION AND THE FOLLOWING SECTION TO IDENTIFY THE PERSONS WHO MADE THE FAIRNESS DETERMINATIONS ON BEHALF OF THESE ENTITIES, AND THEIR RELATIONSHIP TO THE ENTITIES.

Response:  We have revised the disclosure in the proxy statement as requested.

13. A FILING PERSON CANNOT INSULATE ITSELF FROM LIABILITY BY RELYING UPON ANOTHER'S ANALYSES WHICH, BY THEIR TERMS, DO NOT COMPLY WITH THE SPECIFIC DISCLOSURE REQUIREMENTS OF SCHEDULE 13E-3. SEE ITEM 1014(b) OF REGULATION M-A AND Q&A NOS. 5 AND 21 OF EXCHANGE ACT RELEASE NO. 17719 (APRIL 1, 1981). PLEASE NOTE THAT THE BOARD HAS NOT ADDRESSED EACH FACTOR LISTED IN INSTRUCTION 2 TO ITEM 1014 OF



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Ms. Abby Adams
August 10, 2005
Page 8


         REGULATION M-A. PLEASE REVISE THIS SECTION TO ADDRESS EACH FACTOR OR EXPLAIN WHY THE FACTORS WERE NOT MATERIAL.

Response:  We have revised the disclosure in the proxy statement as requested.

POSITION OF THE JQH STOCKHOLDERS AS TO THE FAIRNESS OF THE MERGER, PAGE 29

14. EACH FILING PERSON MUST INCLUDE AN ANALYSIS OF THE MATERIAL FACTORS UPON WHICH EACH RELIED IN REACHING SUCH A CONCLUSION. SEE ITEM 8 TO
         SCHEDULE 13E-3 AND Q&A NO. 5 OF EXCHANGE ACT RELEASE NO. 17719 (APRIL 13, 1981). PLEASE REVISE TO INCLUDE THE JQH STOCKHOLDERS' CONSIDERATION OF EACH OF THE FACTORS LISTED IN INSTRUCTION 2 TO ITEM 1014 OF REGULATION M-A. WE NOTE THE REFERENCE ON PAGE 29 THAT THEIR DETERMINATION WAS MADE ON THE "BASIS OF THE FACTORS CONSIDERED BY THE SPECIAL COMMITTEE." IF THESE PERSONS RELIED ON THE ANALYSIS OF THE SPECIAL COMMITTEE, THEY MUST EXPRESSLY ADOPT THE ANALYSES OF THE SPECIAL COMMITTEE IN ORDER TO FULFILL THEIR DISCLOSURE OBLIGATION.

Response:  We have revised the disclosure in the proxy statement as requested.

OPINIONS OF LEHMAN BROTHERS, PAGE 30

15. PLEASE DISCLOSE THE CRITERIA USED TO SELECT COMPARABLE COMPANIES AND COMPARABLE TRANSACTIONS. ALSO DISCLOSE WHETHER ANY COMPANIES OR TRANSACTIONS FITTING THOSE CRITERIA WERE EXCLUDED AND IF SO, WHY.

Response:  We have revised the disclosure in the proxy statement as requested.

16. PLEASE FURTHER CLARIFY HOW THE DISCOUNT RATES AND MULTIPLES USED IN THESE ANALYSES WERE DETERMINED.

Response:  We have revised the disclosure in the proxy statement as requested.

17. REVISE THIS SECTION TO DISCLOSE THE PROJECTIONS PROVIDED TO LEHMAN BROTHERS. CONFIRM THAT YOU HAVE DISCLOSED ALL MATERIAL ASSUMPTIONS UNDERLYING THE PROJECTIONS OR REVISE THIS SECTION ACCORDINGLY.



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Ms. Abby Adams
August 10, 2005
Page 9


Response: We have revised the disclosure in the proxy statement to confirm that all material assumptions underlying the projections prepared by management were included in the projections provided to Lehman Brothers. We describe the significant projections relied upon by Lehman Brothers in detail in the proxy statement at page 33. The company believes that public disclosure of its more detailed projections not included in the proxy statement would provide an unfair advantage to the company's competitors, while not adding to the information useful to the unaffiliated stockholders in analyzing the proposed transaction. The company has confirmed that the full projections provided to Lehman Brothers are consistent with the description of the projections included in the proxy statement.

18. WE NOTE THAT YOU HAVE DISCLOSED FEE INFORMATION, PAST ENGAGEMENTS AND OTHER ITEM 1015 INFORMATION WITH RESPECT TO LEHMAN BROTHERS AT THE END OF THE SECTION ENTITLED "NON-QUANTIFIABLE TERMS", WHICH ALSO DESCRIBES A PORTION OF LEHMAN'S OPINION REGARDING THE REASONABLENESS OF THE ALLOCATION OF THE CONSIDERATION. PLEASE REVISE THIS SECTION SO THAT THE DISCLOSURE CORRESPONDS WITH THE HEADINGS.

Response: We have revised the disclosure in the proxy statement as requested.

ANALYSIS USED TO DERIVE THE REASONABLENESS OF THE ALLOCATIONS OF THE CONSIDERATION, PAGE 39

19. PLEASE REVISE THIS SECTION TO PROVIDE A MORE COMPLETE SUMMARY OF THE ANALYSIS PERFORMED BY LEHMAN BROTHERS. IT APPEARS FROM THE LANGUAGE IN THE OPINION INCLUDED IN THE APPENDIX TO THIS DOCUMENT THAT THE ANALYSIS WAS MORE DETAILED THAN INDICATED HERE.

Response: We have revised the disclosure in the proxy statement as requested.

20. REVISE TO CLARIFY THE FEE ARRANGEMENT. IN DOING SO, QUANTIFY THE TOTAL FEE AND THE AMOUNT OF THE FEE THAT IS CONTINGENT UPON THE COMPLETION OF THE MERGER. WE NOTE THE DISCLOSURE THAT THE FAIRNESS ADVISOR HAS BEEN ENGAGED BY THE COMPANY IN THE PAST. PROVIDE ADDITIONAL DETAIL REGARDING THE RELATIONSHIP AND DESCRIBE THE COMPENSATION PAID, AS REQUIRED BY
         ITEM 1015(b)(4) OF REGULATION M-A.

Response: We have revised the disclosure in the proxy statement as requested in the first two sentences of comment number 20. The prior engagement of Lehman Brothers by the company occurred more than two years ago, and therefore details regarding that relationship and the related compensation are not required by item 1015(b)(4) of Regulation M-A. Complete



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Ms. Abby Adams
August 10, 2005
Page 10


disclosure of the prior relationship and compensation were included in the documents filed by the company and its affiliates with the Commission in connection with the refinancing of notes of its affiliated limited partnership in 2002.

21. THE FINANCIAL ADVISOR'S FAIRNESS OPINIONS, INCLUDED AS APPENDICES B-1 AND B-2 TO THE PROXY STATEMENT, PROVIDE THAT "[T]HIS OPINION IS SOLELY FOR THE USE OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF THE COMPANY." BECAUSE IT IS INCONSISTENT WITH THE DISCLOSURES RELATING TO THE OPINIONS, THESE LIMITATIONS SHOULD BE DELETED.

Response: The disclosure in the proxy statement and the fairness opinions included as Appendices B-1 and B-2 have been revised as requested.

LITIGATION CHALLENGING THE MERGER, PAGE 46

22. PLEASE PROVIDE US COPIES OF THE COMPLAINTS, ANSWERS AND ANY MATERIAL FILINGS IN THE LITIGATION REFERENCED IN THIS SECTION ON A SUPPLEMENTAL BASIS.

Response: We have enclosed as supplemental materials nine pleadings filed with the Delaware courts, along with a complete list of all pleadings in the case provided to us by counsel for the company in that litigation. The filings not enclosed as supplemental materials related primarily to scheduling and similar matters, such as service of process. If the staff would like copies of any of those additional items, the company would be happy to provide them.

THE MERGER AGREEMENT, PAGE 46

23. YOU STATE THAT THE DISCLOSURE HERE IS "QUALIFIED ENTIRELY BY REFERENCE TO THE COMPLETE TEXT OF THE MERGER AGREEMENT." PLEASE ELIMINATE THIS DISCLAIMER AS SECURITY HOLDERS ARE ENTITLED TO RELY ON YOUR DISCLOSURE IN THE DOCUMENT. ALSO ELIMINATE SIMILAR DISCLAIMERS ELSEWHERE IN THE DOCUMENT, SUCH AS ON PAGES 58 AND 60.

Response: We have revised the disclosure in the proxy statement as requested.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, PAGE 68

24. REVISE THE TABLE TO NAME THE INDIVIDUAL WITH VOTING AND/OR INVESTMENT CONTROL OVER THE SHARES BENEFICIALLY OWNED BY THE ENTITIES NAMED IN THE TABLE, TO THE EXTENT YOU HAVE NOT ALREADY DONE SO.



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Ms. Abby Adams
August 10, 2005
Page 11


Response: We have revised the disclosure in the proxy statement as requested.

FORM OF PROXY

25. REVISE THE FORM OF PROXY AND THE ASSOCIATED DISCLOSURE IN THE DOCUMENT TO CLARIFY THAT YOU MAY ONLY USE DISCRETIONARY AUTHORITY WITH RESPECT TO MATTERS THAT WERE NOT KNOWN A REASONABLE TIME BEFORE THE SOLICITATION. SEE RULE 14a-4(c)(3).

Response: We have revised the disclosure in the proxy statement and the form of proxy as requested.

26. PLEASE NOTE THAT THE ABILITY TO ADJOURN A MEETING TO SOLICIT ADDITIONAL PROXIES IS NOT A MATTER INCIDENTAL TO THE CONDUCT OF THE MEETING. SEE RULE 14a-4. IF YOU WISH TO VOTE THE PROXIES IN THIS WAY, YOU MUST PROVIDE ANOTHER VOTING BOX ON THE PROXY CARD SO SHAREHOLDERS MAY DECIDE WHETHER TO GRANT A PROXY TO VOTE IN FAVOR OF ADJOURNMENT FOR THE SOLICITATION OF ADDITIONAL VOTES. IF YOU ADD ANOTHER VOTING BOX, ALSO REVISE THE DISCLOSURE DOCUMENT TO SET FORTH A SEPARATE SECTION WHERE YOU DESCRIBE THE PROPOSAL, AS REQUIRED BY RULE 14a-5(a).

Response: We have revised the disclosure in the proxy statement, and the form of proxy card, as requested.

                                    * * * * *

         In accordance with your request in the comment letter, we have included copies of statements executed by the company and each filing person acknowledging that:

            o the company/filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

            o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

            o the company/filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Abby Adams
August 10, 2005
Page 12


         If you have any additional questions regarding any of the responses or the amended filings, please feel free to call me at 314-480-1715.


                                            Very truly yours,

                                            HUSCH & EPPENBERGER, LLC



                                             By:  /s/ MARY ANNE O'CONNELL

                                                    Mary Anne O'Connell

cc:      Debra M. Shantz
         Gary R. Silverman
         Gary D. Gilson

                       [John Q. Hammons Hotels Letterhead]

                                 August 10, 2005


VIA EDGAR TRANSMISSION
Ms. Abby Adams
Special Counsel, Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

         Re:      JOHN Q. HAMMONS HOTELS, INC. - PRELIMINARY PROXY STATEMENT ON
                  SCHEDULE 14A, FILED JULY 1, 2005, AS AMENDED AUGUST 10, 2005

                  SCHEDULE 13E-3 FILED BY JOHN Q. HAMMONS HOTELS, INC.; JOHN Q. HAMMONS, REVOCABLE TRUST OF JOHN Q. HAMMONS; HAMMONS, INC.; JQH ACQUISITION LLC AND JQH MERGER CORPORATION, FILED JULY 5, 2005, AS AMENDED AUGUST 10, 2005

Dear Ms. Adams:


         In accordance with your request in your letter dated August 5, 2005 with respect to the above-referenced filings, we acknowledge that:

            o each undersigned person is responsible for the adequacy and accuracy of the disclosure in the filings;

            o staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to the filings; and

            o we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                      Very truly yours,


                                      /s/ John Q. Hammons
                                      ---------------------------------
                                      John Q. Hammons

                                      Revocable Trust of John Q. Hammons, dated
                                      December 28, 1989, as amended and restated



                                      By: /s/ John Q. Hammons
                                          -----------------------------
                                          John Q. Hammons, trustee


                                      HAMMONS, INC.



                                      By: /s/ John Q. Hammons
                                          -----------------------------
                                          John Q. Hammons, President

                       [John Q. Hammons Hotels Letterhead]

                                 August 10, 2005

VIA EDGAR TRANSMISSION
Ms. Abby Adams
Special Counsel, Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

         Re:      JOHN Q. HAMMONS HOTELS, INC. - PRELIMINARY PROXY STATEMENT ON
                  SCHEDULE 14A, FILED JULY 1, 2005, AS AMENDED AUGUST 10, 2005

                  SCHEDULE 13E-3 FILED BY JOHN Q. HAMMONS HOTELS, INC.; JOHN Q. HAMMONS, REVOCABLE TRUST OF JOHN Q. HAMMONS; HAMMONS, INC.; JQH ACQUISITION LLC AND JQH MERGER CORPORATION, FILED JULY 5, 2005, AS AMENDED AUGUST 10, 2005

Dear Ms. Adams:

         In accordance with your request in your letter dated August 5, 2005 with respect to the above-referenced filings, we acknowledge that:

            o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

            o staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to the filings; and

            o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                        Very truly yours,

                                        JOHN Q. HAMMONS HOTELS, INC.



                                        By: /s/ Paul E. Muellner
                                            ------------------------------
                                            Paul E. Muellner, Chief Financial
                                            Officer

                              JQH ACQUISITION LLC
                       152 W. 57th St., New York, NY 10019

                                 August 10, 2005

VIA EDGAR TRANSMISSION
Ms. Abby Adams
Special Counsel, Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

         Re:      JOHN Q. HAMMONS HOTELS, INC. - PRELIMINARY PROXY STATEMENT ON
                  SCHEDULE 14A, FILED JULY 1, 2005, AS AMENDED AUGUST 10, 2005

                  SCHEDULE 13E-3 FILED BY JOHN Q. HAMMONS HOTELS, INC.; JOHN Q. HAMMONS, REVOCABLE TRUST OF JOHN Q. HAMMONS; HAMMONS, INC.; JQH ACQUISITION LLC AND JQH MERGER CORPORATION, FILED JULY 5, 2005, AS AMENDED AUGUST 10, 2005

Dear Ms. Adams:

         In accordance with your request in your letter dated August 5, 2005 with respect to the above-referenced filings, we acknowledge that:

            o the undersigned is responsible for the adequacy and accuracy of the disclosure in the filings;

            o staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to the filings; and

            o the undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                        Very truly yours,

                                        JQH ACQUISITION LLC



                                        By: /s/ Jonathan D. Eilian
                                            ------------------------------
                                            Name:  Jonathan D. Eilian
                                            Title: Managing Member

                             JQH MERGER CORPORATION
                       152 W. 57th St., New York, NY 10019

                                 August 10, 2005

VIA EDGAR TRANSMISSION
Ms. Abby Adams
Special Counsel, Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

         Re:      JOHN Q. HAMMONS HOTELS, INC. - PRELIMINARY PROXY STATEMENT ON
                  SCHEDULE 14A, FILED JULY 1, 2005, AS AMENDED AUGUST 10, 2005

                  SCHEDULE 13E-3 FILED BY JOHN Q. HAMMONS HOTELS, INC.; JOHN Q. HAMMONS, REVOCABLE TRUST OF JOHN Q. HAMMONS; HAMMONS, INC.; JQH ACQUISITION LLC AND JQH MERGER CORPORATION, FILED JULY 5, 2005, AS AMENDED AUGUST 10, 2005

Dear Ms. Adams:

         In accordance with your request in your letter dated August 5, 2005 with respect to the above-referenced filings, we acknowledge that:

            o the undersigned is responsible for the adequacy and accuracy of the disclosure in the filings;

            o staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to the filings; and

            o the undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                         Very truly yours,

                                         JQH MERGER CORPORATION

                                         By: /s/ Jonathan D. Eilian
                                             -------------------------------
                                             Name:  Jonathan D. Eilian
                                             Title: President

                               JONATHAN D. EILIAN
                       152 W. 57th St., New York NY 10019

                                 August 10, 2005

VIA EDGAR TRANSMISSION
Ms. Abby Adams
Special Counsel, Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

         Re:      JOHN Q. HAMMONS HOTELS, INC. - PRELIMINARY PROXY STATEMENT ON
                  SCHEDULE 14A, FILED JULY 1, 2005, AS AMENDED AUGUST 10, 2005

                  SCHEDULE 13E-3 FILED BY JOHN Q. HAMMONS HOTELS, INC.; JOHN Q. HAMMONS, REVOCABLE TRUST OF JOHN Q. HAMMONS; HAMMONS, INC.; JQH ACQUISITION LLC AND JQH MERGER CORPORATION, FILED JULY 5, 2005, AS AMENDED AUGUST 10, 2005

Dear Ms. Adams:

         In accordance with your request in your letter dated August 5, 2005 with respect to the above-referenced filings, we acknowledge that:

            o the undersigned is responsible for the adequacy and accuracy of the disclosure in the filings;

            o staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to the filings; and

            o the undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                          Very truly yours,

                                          /s/ Jonathan D. Eilian
                                          -------------------------------
                                          Jonathan D. Eilian